FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

Sadia S.A.

Interim financial information
Six-month period ended
June 30, 2007 (Unaudited)
(A translation of the original interim financial information in
Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian
Securities and Exchange Commission (CVM))

Sadia S.A.

Interim financial information (Unaudited)

Six-month periods ended June 30, 2007

Contents
Independent accountants’ review report	3 - 4
Balance sheets	5 - 6
Income statements	7
Notes to the interim financial information	8 - 51

Independent accountants’ review report

To The Board of Directors and Shareholders of Sadia S.A. Concórdia - SC

1. We have reviewed the interim financial information of Sadia S.A. and the consolidated interim financial information of Sadia S.A. and its subsidiaries, for the six-month period ended June 30, 2007, which comprises the balance sheets, the income tatements, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2. Our review was prepared in accordance with the review standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accounting, and included, basically: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material change which should be made to the interim financial information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4. Our review was performed with the objective of issuing a review report on the interim financial information referred to in the first paragraph. The statements of cash flows and added value for the period ended June 30, 2007 are supplementary to the aforementioned financial information, which are not required under accounting practices adopted in Brazil and have been included to facilitate additional analysis. This supplementary information was subject to the same review procedures as applied to the interim financial information and, we are not aware of any material change which should be made to those statements for them to be in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

July 20, 2007

KPMG Auditores Independentes CRC 2SP014428/O-6-S-SC

Adelino Dias Pinho Accountant CRC 1SP097869/O-6-S-SC

Sadia S.A. Balance sheets (Unaudited) June 30, 2007 and March 31, 2007 (In thousands of Reais)

	Parent company		Consolidated

	June	March	June	March
Assets	30, 2007	31, 2007	30, 2007	31, 2007

Current assets
Cash and cash equivalents	187,470	146,144	199,621	159,345
Short-term investments	374,387	374,765	2,166,468	2,364,963
Accounts receivable from future contracts
	-	40	23,540	26,260
Trade accounts receivable	334,016	376,881	358,465	383,497
Inventories	1,130,900	1,065,884	1,175,361	1,121,252
Recoverable taxes	184,252	161,746	192,981	169,601
Deferred tax credits	10,665	13,819	12,399	15,973
Other credits	159,490	216,966	195,841	247,145

	2,381,180	2,356,245	4,324,676	4,488,036

Noncurrent assets
Long-term investments	137,553	132,369	137,553	132,369
Recoverable taxes	171,103	187,208	172,582	188,146
Deferred tax credits	86,171	83,443	86,171	83,443
Judicial deposits	54,485	55,228	54,591	55,334
Advances to suppliers	65,225	70,233	65,225	70,233
Related parties	739	90,065	-	-
Other credits	18,813	29,182	26,949	49,285
	534,089	647,728	543,071	578,810

Permanent assets
Investments	1,273,298	1,266,832	48,290	50,759
Property, plant and equipment	2,334,901	2,254,996	2,346,866	2,267,556
Deferred charges	134,663	126,079	139,124	130,723
	3,742,862	3,647,907	2,534,280	2,449,038
Total Assets	6,658,131	6,651,880	7,402,027	7,515,884

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A. Balance sheets (Unaudited) June 30, 2007 and March 31, 2007 (In thousands of Reais)

	Parent company		Consolidated

	June	March	June	March
Liabilities and shareholders’ equity	30, 2007	31, 2007	30, 2007	31, 2007
Current liabilities
Loans and financing	403,413	400,992	990,861	1,094,863
Accounts payable from future contracts	0	116	17,978	15,162
Trade accounts payable	470,172	501,424	470,978	506,172
Salaries, social charges and accrued vacation payable	141,583	114,555	143,801	116,929

Taxes payable	31,912	35,798	40,217	41,892
Dividends payable	52,128	22,246	52,128	22,246
Employees’ profit sharing	10,882	6,230	11,593	6,565
Deferred taxes	11,935	11,935	11,935	11,935
Advances from subsidiaries	951,334	800,191	-	-
Other accounts payable	95,898	108,186	156,600	160,048
	2,169,257	2,001,673	1,896,0911	1,975,812
Noncurrent liabilities
Loans and financing	993,072	1,150,277	2,624,563	2,759,841
Employee benefit plan	101,110	99,120	101,110	99,120
Provision for contingencies	43,465	40,991	44,962	42,285
Deferred taxes	99,409	88,185	99,409	88,185
Advances from subsidiaries	611,569	717,640	-	-
Other accounts payable	22,283	20,337	20,572	20,311
	1,870,908	2,116,550	2,890,6166	3,009,742
Minority interest in subsidiaries			702	839
Shareholders’ equity
Capital	1,500,000	1,500,000	1,500,000	1,500,000
Capital reserves	10,597	5	10,597	5
Profit reserves	999,430	999,430	999,430	999,430
Treasury shares	(33,757)	(33,341)	(33,757)	(33,341)
Retained earnings	141,696	67,563	138,348	63,397
	2,617,966	2,533,657	2,614,618	2,529,491
Total liabilities and shareholders’ equity	6,658,131	6,651,880	7,402,027	7,515,884

See the independent accountants’ review report and the accompanying notes to the interim financial information

Sadia S.A.

Income statements (Unaudited)

June 30, 2007 and 2006

(In thousands of Reais, except for information on shares)

	Parent company		Parent company		Consolidated		Consolidated
	Three month ended		Six month ended		Three month ended		Six month ended
	June	June	June	June	June	June	June	June
	30, 2007	30, 2006	30, 2007	30, 2006	30, 2007	30, 2006	30, 2007	30, 2006
Gross operating revenue:
Domestic market	1,218,928	1,028,282	2,382,402	2,051,302	1,218,928	1,028,282	2,382,402	2,051,302
Foreign market	959,312	662,468	1,866,267	1,365,872	1,088,862	750,869	2,088,456	1,479,211
	2,178,240	1,690,750	4,248,669	3,417,174	2,307,790	1,779,151	4,470,858	3,530,513
Sales deductions:
Value-added tax on sales and sales deductions	(253,183)	(213,903)	(486,468)	(425,087)	(289,194)	(242,349)	(558,193)	(487,692)
Net operating revenue	1,925,057	1,476,847	3,762,201	2,992,087	2,018,596	1,536,802	3,912,665	3,042,821
Cost of goods sold	(1,491,420)	(1,200,767)	(2,888,606)	(2,400,813)	(1,498,903)	(1,219,820)	(2,904,537)	(2,391,512)
Gross profit	433,637	276,080	873,595	591,274	519,693	316,982	1,008,128	651,309
Operating income (expenses):
Selling expenses	(323,783)	(264,526)	(609,263)	(533,482)	(351,721)	(291,379)	(669,617)	(580,610)
Administrative and general expenses	(20,182)	(16,067)	(35,390)	(28,733)	(20,042)	(16,067)	(35,101)	(28,733)
Management fees	(3,811)	(3,176)	(7,636)	(6,355)	(3,811)	(3,176)	(7,636)	(6,355)
Other operating expenses	(12,049)	(5,429)	(10,773)	(12,149)	(12,100)	(3,282)	(13,226)	(11,746)
Financial income (expenses), net	50,733	(69,788)	65,045	(16,062)	59,845	(56,546)	88,880	47,436
Equity in income (loss) of subsidiaries	7,238	71,335	(6,173)	71,381	(57,178)	46,594	(92,657)	(3,030)
Operating income (loss)	131,783	(11,571)	269,749	65,874	134,686	(6,874)	278,771	68,271
Nonoperating expenses	4,085	(2,421)	2,613	(3,280)	4,032	(2,993)	2,521	(3,880)
Income (loss) before income and social contribution taxes	135,868	(13,992)	272,362	62,594	138,718	(9,867)	281,292	64,391
Current income and social contribution taxes	(15,662)	-	(15,662)	(3,234)	(17,244)	(735)	17,941)	(5,974)
Deferred income and social contribution taxes	(11,649)	29,138	(55,544)	25,404	(12,070)	27,887	(57,802)	25,520
Net income before minority interest	108,557	15,146	201,156	84,764	109,404	17,285	205,549	83,937
Minority interest	-	-	-	-	(29)	288	(5)	599
Net income	108,557	15,146	201,156	84,764	109,375	17,573	205,544	84,536
Outstanding shares net of treasury stock (thousands)	677,076	680,496	677,076	680,496	677,076	680,496	677,076	680,496
Earnings per share - In Reais	0.16033	0.02226	0.29710	0.12456	0.16154	0.02582	0.30358	0.12423

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Notes to the interim financial information (unaudited)

Six-month period ended June 30, 2007

(In thousands of Reais)

1 Operations

The Company’s main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by etailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, the Middle East, Eurasia, Asia and the Americas. The Company has 13 industrial units and 16 distribution centers ocated in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2 Preparation and presentation of the interim financial information

The individual and consolidated financial statements are presented in thousands of Reais, unless otherwise states and were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian ecurities and Exchange Commission (CVM).

With the objective of presenting additional information to the market, the Company is presenting supplementary consolidated information, obtained from accounting records of the parent company and its subsidiaries, as follows:

a. Statement of cash flows

The cash flows were prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b. Statement of added value

The value added statement has been presented in accordance with the model proposed by the foundation Instituto de Pesquisa Contábeis, Atuariais e Financeiras - University of Sao Paulo the aim of which is to show the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

3 Description of significant accounting policies

a. Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met:
i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable. In addition, the Company offers sales and incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

b. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of ncome for the period.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

c. Accounting estimates

The preparation of the interim financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to hese estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets and liabilities, provision for contingencies, valuation of derivative nstruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company eviews the estimates and assumptions periodically.

d. Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost plus income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the foreign currency, plus interest earned up to the balance sheet date.

e. Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable.
Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

f. Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses are inventoried and abnormal losses are expensed immediately as cost of oods sold.

g. Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclose Note 10.

The interim financial information from foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

· Balance sheet accounts at the exchange rate at the end of the period.
· Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation, when applicable.

h. Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that aterially extend the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, as disclosed in Note 11. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Breeding stock is recorded at the cost of formation which includes the allocation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of offspring for poultry and straight line method for hogs. The productive cycle ranges from fifteen to thirty months.

i. Impairment of long lived assets

The Company reviews its property, plant and equipment to verify possible impairment losses, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. These reviews have not indicated the need to recognize impairment losses.

j. Deferred charges

Deferred charges are represented substantially by pre-operating costs incurred in the implementation of software, reorganization charges and development of new products, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

k. Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the balance sheet date.

l. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

m. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carry forward and negative basis of social contribution.

n. Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

o. Environmental questions

Our production facilities and our forestry activities are subject to government environmental regulations. We have reduced the risks associated with environmental questions through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions are currently necessary, based on existing Brazilian laws and regulations.

p. Investment subsidies

The Company has investment subsidies programmed to expire between 2014 and 2020, granted by the governments of the states of Minas Gerais and Mato Grosso where some of its industrial plants are located. Until March 31, 2007, these subsidies were recognized in the income for the year, since they were not directly related to the Company’s investment projects. As amply disclosed to the market, the Company has been investing in a project for expanding and modernizing its production units, which consists of an increase in installed capacity, expansion of its industrial park, an increase in production and generation of jobs.
As from April 2007, these states have tied the subsidies to investments, which led the Company to record the aforementioned subsidy in Capital Reserves in shareholders’ equity.
The amount recorded for these subsidies at June 30, 2007 was R$10,575.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

4 Interim consolidated financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each period.
Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of its investment funds Concórdia Foreign Investment Fund Class A and Taurus Fund Limited, where it is the wholly investment holder. These investment funds have the sole purpose of centralizing the foreign investment fund portfolio, delegating to a third party the administrative functions. As of June 30, 2007 and March 31, 2007, these investment funds were consolidated in the Company’s financial statements as they had loans collateralized by its own financial assets.

The consolidated financial statements include the accounts of Sadia S.A. and its direct and indirect subsidiaries. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at

	June	March
	30, 2007	31, 2007

Sadia International Ltd.	100.00%	100.00

Sadia Uruguay S.A.	100.00%	100.00%
Sadia Alimentos S.A.	-	1.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	95.00%	99.00%
Concórdia Foods Ltd.	100.00%	100.00%
Sadia UK Ltd.	100.00%	100.00%

Concórdia S.A. C.V.M.C.C.	99.99%	99.99%

Rezende Óleo Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	0,09%	0.09%

Rezende Marketing e Comunicações Ltda.	99.91%	99.91%

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Shareholdings in % at
	June	March
	30, 2007	31, 2007

Sadia Overseas (i)	100.00%	-
Concórdia Holding Financeira S.A. (ii)	99.70%	-

Sadia GmbH	100.00%	100.00%
Wellax Food Logistics C. P. A. S. U. Lda.	100.00%	100.00%
Sadia Foods GmbH	100.00%	100.00%
Sadia Panama S.A.	100.00%	100.00%
Qualy B. V.	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%

(i) Company established on May 15, 2007. (ii) Company established on June 27, 2007.

Reconciliation of shareholders’ equity and net income between the Company and consolidated is as follows:

	Net income		Shareholders’ equity

	June	June	June	June
	30, 2007	30, 2006	30, 2007	30, 2006

Company’s financial statements	201,156	84,764	2,617,966	2,533,657

Elimination of unrealized profits on inventories in
intercompany operations, net of taxes	(3,348)	(4,619)	(11,084)	(11,902)

Reversal of the elimination of unrealized results in
inventories, net of taxes, resulting from
intercompany operations at December 31, 2006
and 2005	7,736	4,391	7,736	7,736

Consolidated financial statements	205,544	84,536	2,614,618	2,529,491

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

5	Long and short-term investments
	Short-term investments
			Parent company		Consolidated
		Interest %
		(annual	June	March	June	March
		average)	30, 2007	31, 2007	30 2007	31, 2007
	Local currency
	Investment funds	11.97	224,780	219,965	288,358	269,153
			224,780	219,965	288,358	269,153
	Foreign currency
	Investment funds	9.15	149,607	154,800	1,820,507	1,861,524
	Interest-bearing current accounts	5.25	-	-	57,603	233,578
	Interest rate swap contracts		-	-	-	708
			149,607	154,800	1,878,110	2,095,810
	Total short-term		374,387	374,765	2,166,468	2,364,963
	Long-term investments
			Parent company		Consolidated
		Interest %
		(annual	June	March	June	March
		average)	30, 2007	31, 2007	30, 2007	31, 2007
	Local currency
	Investment funds	11.97	57,453	54,665	57,453	54,665
	Treasury bills - LFT	12.00	48,020	46,663	48,020	46,663
	National Treasury Certificate - CTN	12.00	32,080	31,041	32,080	31,041
	Total long-term		137.553	132,369	137.553	132,369

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais) Long-term investments as of June 30, 2007 mature as follows:

Maturity
2009	57,453
2010	48,020
2012 onwards	32,080
137,553

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and investment funds.

The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian companies and banks.

6	Accounts receivable
		Parent company		Consolidated

		June	March	June	March
		30, 2007	31, 2007	30, 2007	31, 2007
	Foreign
	Customers	111,018	124,680	196,698	240,775
	Subsidiaries	57,184	105,526	-	-

	Total of foreign	168,202	230,206	196,698	240,775

	Domestic customers	173,481	154,034	173,489	154,042
	(-) Allowance for doubtful accounts	(7,667)	(7,359)	(11,722)	(11,320)

		334,016	376,881	358,465	383,497

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais) The changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated
	June	March	June	March
	30, 2007	31, 2007	30, 2007	31, 2007
Balance at the beginning of the period	(7,359)	(9,237)	(11,320)	(14,934)
Additions	(462)	(4)	(758)	(387)
Write offs	154	1,882	356	4,001
Balance at the end of the period	(7,667)	(7,359)	(11,722)	(11,320)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$170 million, with interest rate of 0.375% p.a. + LIBOR.

As of June 30, 2007, the amount of receivables sold under this agreement amounted to approximately R$327 million (R$293 million as of March 31, 2007). During the period ended June 30, 2007, the Company received cash proceeds of approximately R$1,940 million (R$912 million in June 30, 2006) and incurred expenses of R$8 million (R$6 million in June 30, 2006) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Móbiliarios, Cambio e Commodities. As of June 30, 2007, the net equity of this fund was R$281,549 (R$272,239 at March 31, 2007), of which R$227,974 (R$231,661 at March 31, 2007) was represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at June 30, 2007, represented R$56,310 (R$54,239 at March 31, 2007).

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

During the period ended June 30, 2007, the Company received cash proceeds related to the local receivables sold of approximately R$1,564 million (R$1,324 million for the period ended June 30, 2006) and incurred expenses of R$14 million (R$7 million for the period ended June 30, 2006) with respect to this agreement.

For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$100 to new customers or customers with no approved credit limits.

7 Inventories

	Parent company		Consolidated

	June	March	June	March
	30, 2007	31, 2007	30, 2007	31, 2007

Finished goods and products for sale	326,714	325,098	370,347	378,950
Livestock and poultry for slaughter	302,084	287,483	302,084	287,483
Work in process	227,316	203,830	227,316	203,830
Raw materials	190,778	181,670	191,158	182,758
Packaging materials	44,321	39,347	44,321	39,347
Storeroom	25,737	25,207	25,737	25,207
Advances to suppliers	12,352	-	12,562	219
Imports in transit	1,588	3,249	1,588	3,249
Products in transit	10	-	248	209

	1,130,900	1,065,884	1,175,361	1,121,252

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

8	Recoverable taxes
		Parent company		Consolidated

		June	March	June	March
		30, 2007	31, 2007	30, 2007	31, 2007
	ICMS	188,013	165,732	195,503	172,002
	PIS and COFINS	102,124	125,660	102,453	125,989
	IPI	49,108	49,126	49,141	49,159
	Income and social contribution taxes	16,110	8,434	18,461	10,585
	Other	-	2	5	12
		355,355	348,954	365,563	357,747
	Short-term portion	184,252	161,746	192,981	169,601
	Long-term portion	171,103	187,208	172,582	188,146

a. Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

b. Social contributions - PIS/COFINS

Composed of credits arising from non-cumulative collection of PIS and COFINS, which can be compensated with other federal taxes.

c. Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

d. Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

9 Related party transactions and balances

Related party transactions relate mainly to sales operations between the Company and its subsidiaries that were performed under normal market conditions for similar types of operations.
The balance sheet and income statement transactions between related parties are shown below:

	Balance sheet

	June	March
	30, 2007	31, 2007
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	42,029	88,973
Sadia International Ltd.	10,277	11,736
Sadia Alimentos S.A.	2,640	2,170
Sadia Uruguay S.A.	1,860	1,493
Sadia Chile S.A.	378	1,154

	57,184	105,526
Interest on shareholders’ equity
Concórdia C.V.M.C.C.	4,226	4,226

	4,226	4,226
Loans
Wellax Food Logistics C. P. A. S. U. Lda.	-	89,347
Sadia International Ltd.	(208)	(221)
Rezende Óleo Ltda.	881	880
Concórdia S.A. CVMCC	7	-
Rezende Marketing e Comunicação Ltda.	59	59

	739	90,065

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(1,561,239)	(1,516,061)
Sadia International Ltd.	(1,664)	(1,770)

Curent and noncurrent	(1,562,903)	(1,517,831)

	Statement of income

	June 30,	June 30,
	2007	2006
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	1,072,212	852,893
Sadia International Ltd.	108,398	57,029
Sadia Chile S.A.	6,388	6,948
Sadia Alimentos S.A.	6,171	4,733
Sadia Uruguay S.A.	2,707	2,954
Qualy B. V.	12,141	24,038

	1,208,017	948.595
Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	114,512	20.671
Sadia International Ltd.	181	6

	114,693	20,677

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
10	Investments					Investment balances
				Net income
			Shareholders’	(loss) for	Equity	June	March
	Investments	Ownership	equity	the period	result	30, 2007	31, 2007
	Sadia G.m.b.H.	100,00%	1,096,568	76,773	(6,433)	1,096,568	1,087,758
	Sadia International Ltd.	100,00%	86,992	7,438	(1,843)	86,992	89,216
	Concórdia S.A. CVMCC	99,99%	69,551	4,534	7,608	69,551	63,735
	Rezende Óleo Ltda.	100,00%	368	(744)	(744)	368	1,104
	Concórdia Holding Financeira S.A.	99,70%	10	-	-	10	-
	Rezende Marketing e Comun. Ltda.	99,91%	(28)	(1)	(1)	-	-
	Sadia Overseas Ltd.	100,00%	(1,684)	(1,688)	(1,686)	-	-
	Total in subsidiaries				(3,099)	1,253,489	1,241,813
	Goodwill in acquisition of investments				-	18,442	23,635
	Other investments				-	1,367	1,384
	Total investments of the Company				(3,099)	1,273,298	1,266,832
	Other investments of subsidiaries/affiliates				-	28,481	25,740
	Investments eliminated on consolidation				(86,532)	(1,253,489)	(1,241,813)
	Total consolidated investments				(89,631)	48,290	50,759

Movement of the investments in the quarter:
					Shareholding result
	/			Negative
	Acquisition			operating		Non-
	incorporation	Disposal	Amortization	equity	Operating	operating
Sadia G.m.b.H.	-	-	-	-	8.811	-
Sadia International Ltd.	-	-	-	-	(2.224)	-
Concórdia S.A. CVMCC	-	-	-	-	3.075	2.742
Rezende Óleo Ltda.	-	-	-	-	(738)	-
Sadia Overseas Ltd.	2	-	-	1.684	(1.686)	-
Concórdia Holding Financeira S.A.	10	-	-	-	-	-
	12	-	-	1.684	7.238	2.742
Goodwill in acquisition of investments	-	-	(5.193)	-	-	-
Other investments	-	(17)	-	-	-	-
	12	(17)	(5.193)	1.684	7.238	2.742
The accumulated loss from equity interest on the consolidated financial statements is represented by translation gains of R$92,657 and a non-operating income of R$3,026.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

On May 15, 2007 Sadia Overseas Ltd. was established with the objective of raising and passing on the funds obtained from the issuing of bonds on the international market. The Company was established with capital of US$1 thousand, which was totally paid in by Sadia S.A.

On June 27, 2007 the establishment of Concórdia Holding Financeira S.A. was approved by the Company’s Board of Directors to operate in the financial and similar segments. The company was established with initial paid-in capital of R$10 thousand, and 99.7% of its capital was paid in by Sadia S.A. and the remaining 0.03% by individuals.

As of June 30, 2007 the net balance of goodwill under the acquisition of investments amounted to R$18,442, consisting of: i) goodwill paid in the acquisition of Só Frango Produtos Alimentícios Ltda. to the amount of R$62,505, net of accumulated amortization to the amount of R$52,118 (R$46,925 as of March 31, 2007) and ii) the goodwill paid on the acquisition of Empresa Matogrossense de Alimentos Ltda. (at the pre-operating stage) to the amount of R$8,055, which will be amortized as from commencement of operations, scheduled for beginning of 2008. This goodwill was based on expected future earnings.

11	Property, plant and equipment

			Parent company

			Cost	Depreciation	Carrying amount

		Annual	June	June	June	March
		average %	30, 2007	30, 2007	30, 2007	31, 2007

	Lands	-	106,001	-	106,001	105,875
	Buildings	4%	1,014,678	(370,598)	644,080	521,794
	Machinery and equipment	15%	1,333,949	(646,488)	687,461	591,614
	Installations	10%	395,144	(154,413)	240,731	191,392
	Vehicles	27%	12,157	(7,777)	4,380	4,574
	Breeding stock	-	379,931	(244,429)	135,502	135,236
	Construction in progress		478,276	-	478,276	647,407
	Forestation and reforestation		34,986	(4,760)	30,226	25,950
	Advances to suppliers		8,140	-	8,140	31,027
	Other		1,141	(1,037)	104	127

			3,764,403	(1,429,502)	2,334,901	2,254,996

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

		Consolidated
		Cost	Depreciation	Carrying amount
	Annual	June	June	June	March
	average %	30, 2007	30, 2007	30, 2007	31, 2007
Lands	-	106,106	-	106,106	105,979
Buildings	4%	1,015,564	(371,157)	644,407	522,142
Machinery and equipment	15%	1,336,615	(647,767)	688,848	593,071
Installations	10%	398,872	(154,877)	243,995	194,624
Vehicles and airplanes	20%	19,438	(8,783)	10,655	11,371
Breeding stock	-	379,997	(244,429)	135,568	135,302
Construction in progress	-	478,278	-	478,278	647,409
Forestation and reforestation	-	34,986	(4,760)	30,226	25,950
Advances to suppliers	-	8,140	-	8,140	31,027
Other	-	2,675	(2,032)	643	681
Construction in progress		3.780.671	(1,433,805)	2,346,866	2,267,556
The changes in the components of property, plant and equipment are presented below:

		Consolidated

	Position in				Position in
	03/31/2007	Acquisitions	Disposal	Tranfers	06/30/2007
Land	105,979	-	(224)	351	106,106
Buildings	885,732	4,476	(1,126)	126,482	1,015,564
Machinery and equipment	1,221,152	6,922	(7,804)	116,345	1,336,615
Breeding stock	353,679	26,318	-	-	379,997
Installations	343,318	2,304	(1,807)	55,057	398,872
Vehicles and airplane	19,823	12	(260)	(137)	19,438
Forestation and reforestation	30,423	848	-	3,715	34,986
Other	2,829	-	(162)	8	2,675
Construction in progress	647,409	123,741	-	(292,872)	478,278
Advances to suppliers	31,027	-	-	(22,887)	8,140
Total cost of acquisition	3,641,371	164,621	(11,383)	(13,938)	3,780,671
a. Construction in progress is mainly represented by projects related to the expansion and modernization of industrial units, mainly Uberlandia and Lucas do Rio Verde units.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
b. In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress account in the amount of R$27,936 (R$15,546 in the same period of 2006).

12	Deferred charges
			Parent company

			Cost	Amortization	Carrying amount

			June	June	June	March
		Rate	30, 2007	30, 2007	30, 2007	31, 2007
	Software implementation	20%	136,561	(66,569)	69.992	67,769
	Reorganization expenses	20%	32,327	(8,982)	23.345	24,719
	Pre operational costs	20%	39,194	(7,701)	31.493	21,718
	Product development and markets	20%	17,481	(8,274)	9.207	11,557
	Other	20%	1,197	(571)	626	316
			226,760	(92,097)	134.663	126,079

		Consolidated

		Cost	Amortization	Carrying amount

		June	June	June	March
	Rate	30, 2007	30, 2007	30, 2007	31, 2007

Software implementation	20%	137,517	(67,187)	70,330	68,836
Reorganization expenses	20%	32,527	(8,982)	23,546	24,719
Pre operational costs	20%	39,308	(7,713)	31,595	21,815
Product development and markets	20%	21,542	(8,683)	12,858	14,908
Others	20%	1,475	(680)	795	445

		232,369	(93,245)	139,124	130,723
The expenses with rearrangement refer to the implementation of the Service Center in the city of Curitiba.

The pre operating expenses refer basically to expenses incurred with the Lucas do Rio Verde Project - MT.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

13	Loans and financing - Short-term

		Parent company		Consolidated

		June	March	June	March
		30, 2007	31, 2007	30, 2007	31, 2007
	Short-term
	Foreign currency
	Net working financing composed of prepayment
	subject to LIBOR variation for 1-month deposits
	(5.32% in June 2007) plus interest of 0.04% p.a.,
	guaranteed by its own investments	-	-	442,354	535,528

	Advanced collection relating to the receivables sold,
	with no interest	-	-	65,644	71,759

	Credit lines for the development of foreign trade, with
	interest rates of 6.88% p.a., guaranteed by promissory
	notes or sureties	-	-	4,126	4,275

	Currency swap contracts	3,044	2,663	3,044	2,663

		3,044	2,663	515,168	614,225

Local currency
Rural credit lines and working capital loans with interest of
8.75% p.a. for the finance of the production of the integration
system in the swine and poultry farming.	228.381	232.689	228.381	232.689

Currency swap contracts	7.236	6.950	7.236	6.950

	235.617	239.639	235.617	239.639

	238.661	242.302	750.785	853.864

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
	Parent company		Consolidated
	June	March	June	March
	31, 2007	31, 2007	31, 2007	31, 2007
Foreign currency
Export financing composed of prepayment in amount of R$645
subject to LIBOR variation for 6-month deposits (5.39% in June
2007) and interest of 0.65% p.a. and an amount of R$71.921 of a line focused on the incentive for foreign trade activities, plus annual interest of 1.15% p.a., guaranteed by promissory notes or
sureties	645	22,104	72,566	104,413
BNDES (National Bank for Economic and Social Development),
for investments and exports credit lines, composed as follows:
FINEM in the amount of R$8,444 subject to the weighted average of exchange variation of currencies traded by BNDES -
UMBNDES and fixed interest of 3.50% p.a. and FINAME in the
amount of R$15,728 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed
interest of 3.50%, guaranteed by mortgage bonds and real estate
mortgage.	24,172	20,280	24,172	20,280
IFC (International Finance Corporation) funding in foreign
currency for investment in property, plant and equipment, subject
to interest at the rate of 9.05% p.a., guaranteed by real estate	10,276	12,059	10,276	12,059
mortgages
The raising of funds on the international capitals market through the issuing of bonds with interest of 6.88% per annum and the principal to be paid in one lump sum in 2017, guaranteed by
endorsement.	-	-	3,403	-
	35.093	54,443	110.417	136,752
Local currency
BNDES (National Bank for Economic and Social Development),
credit lines for investments and exports, composed as follows:
FINAME in the amount of R$103,522 subject to the Long-Term
Interest Rat e -TJLP (6.50% p.a. in June 2007) and interest of
3.59% p.a., and FINEM in the amount of
R$12,475 subject to TJLP and interest of 3.50% p.a., guaranteed
by mortgage bonds and real estate mortgages	115,997	92,056	115,997	92,056
PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%,
guaranteed by sureties	2,904	1,455	2,904	1,455
Other subject to interest rate from 1% to 14% p.a.	10,758	10.736	10,758	10,736

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated

	June	March	June	March
	31, 2007	31, 2007	31, 2007	31, 2007
	129,659	104,247	129,659	104,247
Short-term portion of long-term debt	164,752	158,690	240,076	240,999
Total short-term	403,413	400,992	990,861	1,094,863

At June 30, 2007 the weighted average interest in short-term loans was 6.49% p.a. (6.44 % p.a. at March 31, 2007).

14	Loans and financing - Noncurrent
		Parent company		Consolidated
		June	March	June	March
		30, 2007	31, 2007	30, 2007	31, 2007
	Foreign currency
	Export financing composed of prepayment, payable in amount of
	R$96,955 in installments up to 2009, subject to LIBOR variation for 6-
	month deposits (5.39% p.a. June de 2007) plus annual interest of 0.65%
	p.a. and a line focused on the incentive for foreign trade in amount of
	R$1,221,862, subject to LIBOR variation for 6-month plus interest of
	1.15%p.a., guaranteed by promissory notes or sureties.	96,955	221,552	1,318,817	1,913,425
	The raising of funds on the international capitals market through the
	issuing of bonds to be paid in 2017 with interest of 6.88% per annum,
	guaranteed by endorsement.	-	-	484,953	-
	BNDES (National Bank for Economic and Social Development), payable
	from 2007 to 2013, composed as follows: FINEM in the amount of
	R$11,243, subject to the weighted average of the exchange variation of
	currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p,a,
	and FINAME in the amount of R$117,990 subject to the weighted average
	of the exchange variation of currencies traded by BNDES - UMBNDES
	and fixed annual interest of 3.50% p,a, guaranteed by mortgage bonds and
	real estate mortgages	129,233	140,271	129,233	140,271
	IFC (International Finance Corporation) for investments in property, plant
	and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by
	real estate mortgages	10,276	12,059	10,276	12,059
	Currency swap contracts	915	1,376	915	1,376
		237,379	375,258	1,944,194	2,067,131

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	June	March	June	March
	31, 2007	31, 2007	30, 2007	31, 2007
Local currency
BNDES (National Bank for Economic and Social Development),
credit lines for investments and exports, payable from 2007 to 2013, composed as follows: FINAME in the amount of R$737,624 subject to the Long-Term Interest Rate -TJLP (6.50% p,a, June 2007) and
interest of 3.59% p.a., and FINEM in the amount of R$14,545
subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage
bonds and real estate mortgages	752,169	764,143	752,169	764,143
PESA - Special Sanitation Program of the Agroindustry to be paid in installments from 2007 to 2020, subject to the variation of the IGPM
(General Market Price Index) and interest of 9.89% p.a., guaranteed
by endorsement.	135,589	133,576	135,589	133,576
Others subject to interest rate from 1% to 14% p.a.	30,511	32,397	30,511	32,397
Currency swap contracts	2,176	3,593	2,176	3,593
	920,445	933,709	920,445	933,709
	1,157,824	1,308,967	2,864,639	3,000,840
Short-term portion of long-term debt	(164,752)	(158,690)	(240,076)	(240,999)
Total long-term	993,072	1,150,277	2,624,563	2,759,841
The noncurrent portions of financings
at at June 30, 2007 mature as follows:		Parent
Maturity		Company	Consolidated

2008		91,028		91,028
2009		261,050		261,050
2010		159,780		545,020
2011		158,090		613,047
2012 onwards		323,124	1,114,418

		993,072	2,624,563

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

15 Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

· Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;

· Payment of a bonus for time of service;

· Payment of indemnification for termination of service; and

· Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations annually at the end of the year.
16 Commitments and contingencies

Commitments

The Company has non-cancelable leasing agreements for industrial units that expire over the next two years. These leases are subject to renewal for 4 more years and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance. The costs and rental expenses totaled R$57,042 in the period ended June 2007 (R$31,834 in the same period of 2006).

The table below shows the future payments related to the leasing agreement at June 30, 2007.

2007                           57,000
2008                         114,100

Total                       171,100

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$70 million on June 30, 2007, payable until 2010.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, established by CVM Deliberation 489/05, as presented below, is sufficient to cover possible losses with legal proceedings.

	Parent company		Consolidated
	June	March	June	March
	30, 2007	31, 2007	30, 2007	31, 2007
Tax proceedings	35,448	35,188	36,943	36,481
Labor proceedings	30,128	27,118	30,130	27,119
Civil proceedings	7,864	8,296	7,864	8,296
Provision for contingencies	73,440	70,602	74,937	71,896
Related legal deposits	(29,975)	(29,611)	(29,975)	(29,611
Provision for contingencies - Net	43,465	40,991	44,962	42,285

The changes in the provision for contingencies are presented as follows:

	Position in
	March 31,			Monetary	Position in
	2007	Additions	Disposals	updates	June 30, 2007
Tax proceedings	36,481	947	(38)	(447)	36,943
Civil proceedings	8,296	205	(964)	327	7,864
Labor proceedings	27,119	3,011	-	-	30,130
	71,896	4163	(1,002)	(120)	74,937
Secured judicial deposits	(29,611)	-	-	(364)	(29,975)
	42,285	4,163	(1,002)	(484)	44,962

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Tax litigation

The main tax contingencies involve the following cases:

a. Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$16,082, of which R$11,283 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$3,989 on withholding income tax on investments of ranja Rezende and R$810for other provisions.

b. Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$11,291.

c. Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a provision of R$9,580.

The Company has other contingencies of a tax nature with a claimed amount of R$703,949, which were assessed as possible losses by the legal advisors and by the Management of the Company and, therefore, no provision was recorded.

On March 09, 2007 the Company obtained the appeal decision from the Federal Regional Court referring to its PIS proceeding contesting the constitutionality of Law 9718/98 which amended the PIS and COFINS calculation base, including operating nd financial revenue. The Federal High Court of Justice ruled this matter was unconstitutional on November 09, 2005. The Company has been calculating and paying this tax in accordance with the law. Our legal advisors believe the final and unappealable decision should be published shortly, allowing the company to recognize a credit of approximately R$14 million.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Civil litigation

Represents mainly proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other contingencies of a civil nature with a claimed amount of R$24,116, which were assessed as possible losses by the legal advisors and by management and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 2,690 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$51,776, for which the provision in the amount of R$30,130 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

The Company, as appropriate, performs legal deposits not related to provisions for contingencies, which balance as of June 30, 2007 was R$54,591 (R$55,334 at March 31, 2007).

Guarantees

a. The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of June 30, 2007 amounted R$107,509 (R$23,258 in March 31, 2007).

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b. The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this ispute from prejudicing the Company’s image and rights, a writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

17	Shareholders’ equity
	a. Capital
	Subscribed and paid-in capital is represented by the following shares with no par value:
		June	March
		30, 2007	31, 2007
	Common shares	257,000,000	257,000,000
	Preferred shares	426,000,000	426,000,000
	Total shares	683,000,000	683,000,000
	Preferred shares in treasury	(5,924,288)	(5,924,288)
	Total outstanding shares	677,075,712	677,075,712

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Changes in shareholders’ equity

			Profit	Treasury	Retained
		Capital	reserves	stock	earnings	Total

	Balances as of December 31, 2006	1,500,000	999,435	(33,341)	-	2,466,094

	Interest on shareholders’ equity	-	-	-	(25,036)	(25,036)
	Net income for the first quarter	-	-	-	92,599	92,599

	Balances as of March 31, 2007	1,500,000	999,435	(33,341)	67,563	2,533,657

	Acquisition of own shares	-	-	(879)	-	(879)
	Sale of own shares	-	-	463	-	463
	Result from sale of shares	-	17	-	-	17
	Investment subsidy	-	10,575	-	-	10,575
	Interest on shareholders’ equity	-	-	-	(34,424)	(34,424)
	Net income for the second quarter	-	-	-	108,557	108,557

	Balances as of June 30, 2007	1,500,000	1,010,027	(33,757)	141,696	2,617,966

c. Treasury stock

As of June 30, 2007 and March 30, 2007 the Company held treasury stock of 5,924,288 preferred shares, at an average acquisition cost of R$33,757 (R$33,341 at March 31, 2007), held for future sale and/or cancellation. The market value as of June 0, 2007 was R$53,200.

d. Market value

The market value of Sadia S,A, shares according average quotation of shares negotiated on the São Paulo Stock Exchange - BOVESPA, corresponded to R$8,98 per share at June 30, 2007 (R$7.85 at March 31, 2007). Net equity on that date was $3.87 per share (R$3.74 at March 31, 2007).

18 Stock option plan The Company has a plan, which provides for the granting of options to purchase preferred shares of the Company.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option ranting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted is presented as follows:

	Date				Price of shares

			Final	Quantity
Cycle	Grant	Final vesting	exercise	of shares	Grant date	Update - INPC
2005	24/06/05	24/06/08	24/06/10	1,700,000	4,55	4.86
2006	26/09/06	26/09/09	26/09/11	3,320,000	5,68	5.89
					June	March
				30, 2007		31, 2007
Balance at January 1º					5,320,000	5,320,000
Exercised options - Cycle 2005					(100,000)	-
Forfeited options - Cycle 2005					(100,000)	-
Forfeited options - Cycle 2006					(100,000)	-
Balance the end of the period				5,020,000		5,320,000

Since the Company has treasury shares earmarked for the stock option plan, the difference between the market value and the updated price for the period/year will not affect the Company’s results.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

19 Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year. This plan has been approved by Board of Directors of the Company and it has been registered by a formal agreement with the unions.

20	Financial result

		Parent company		Consolidated

		June	June	June	June
		30, 2007	30, 2006	30, 2007	30, 2006

	Financial expenses	(97,009)	(93,088)	(121,328)	(114,862)
	Interest	(3,833)	(5,881)	(3,833)	(5,881)
	Monetary variations - Liabilities	193,209	48,925	196,369	96,572
	Exchange variations - Liabilities	(29,451)	(24,134)	(49,337)	(30,292)
	Other	62,916	(74,178)	21,871	(54,463)

	Financial income	28,997	32,951	98,614	107,976
	Interest	2,156	228	2,156	228
	Monetary variations - Assets	(48,689)	(29,954)	(61,926)	(69,081)
	Exchange variations - Assets	19,665	54,891	28,165	62,776
	Other	2,129	58,116	67,009	101,899

		65,045	(16,062)	88,880	47,436

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

21 Income and social contribution taxes Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated

	June	June	Jne	June
	30, 2007	30, 2006	30, 2007	30, 2006
Local	272,362	62,594	197,078	(7,218)
Foreign	-	-	84,214	71,609
	272,362	62,594	281,292	64,391

The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated

	June	June	June	June
	30, 2007	30, 2006	30, 2007	30, 2006
Local
Current	(15,662)	(3,234)	(18,046)	(5,649)
Deferred	(53,015)	24,599	(55,273)	24,715
	(68,677)	21,365	(73,319)	19,066
Foreign
Current	-	-	104	(325)
Deferred	(2,529)	805	(2,529)	805
	(2,529)	805	(2,425)	480
	(71,206)	22,170	(75,744)	19,546

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

	Parent company		Consolidated
	June	June	June	June
	30, 2007	30, 2006	30, 2007	30, 2006
Income before taxation/profit sharing	272,362	62,594	281,292	64,391
Interest on shareholders' equity	(59,460)	(50,000)	(59,460)	(50,000)
Income before income and social contribution taxes	212,902	12,594	221,832	14,391
Income and social contribution taxes at nominal rate - 34%	(72,387)	(4,282)	(75,423)	(4,893)

Adjustment to calculate the effective rate
Permanent differences
Equity in earnings of subsidiaries	(1,054)	25,080	(1,734)	23,657
Other	4,764	567	3,943	(23)
Provision for income and social contribution taxes on
foreign subsidiary	(2,529)	805	(2,529)	805
Income and social contribution taxes at effective rate	(71,206)	22,170	(75,743)	19,546

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated
	June	March	June	March
	30, 2007	31, 2007	30, 2007	31, 2007
Assets
Deferred taxes
Employees' benefits plan	34,378	33,701	34,378	33,701
Provision for contingencies	24,968	24,002	25,477	24,442
Allowance for doubtful accounts	12,246	11,477	12,246	11,477
Amortization of Goodwill	8,513	7,811	8,513	7,811
Tax loss carryforwards and negative basis of
social contribution	6,151	10,451	6,151	10,451
Provision for loss on property, plant and
equipment	4,999	4,999	4,999	4,999
Employees' profit sharing	3,699	2,118	3,949	2,233
Summer Plan depreciation	1,646	1,961	1,646	1,961
Other	236	742	1,211	2,341
Total deferred tax asset	96,836	97,262	98,570	99,416

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated
	June	March	June	March
	30, 2007	31, 2007	30, 2007	31, 2007
Short-term portion	10,665	13,819	12,399	15,973
Long-term portion	86,171	83,443	86,171	83,443
Liability
Deferred tax
Depreciation on rural activities	111,344	97,905	111,344	97,905
Grãins update provision	-	2,215	-	2,215
Total deferred tax liability	111,344	100,120	111,344	100,120
Short-term portion	11,935	11,935	11,935	11,935
Long-term portion	99,409	88,185	99,409	88,185

Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

The deferred tax assets related to the income tax loss carry forwards and negative basis of social contribution in the amount of R$6,151, from a foreign subsidiary, will be realized base on future taxable income on such companies. Management estimates that the deferred tax asset related to the Parent will be fully realized during this year and the deferred tax asset related to the foreign subsidiary will be realized within three years.

22 Risk management and financial instruments

The Company’s operations are exposed to market risks, especially in relation to exchange rate variations, credit risk and grain purchase prices – corn, soybean and derived products. These risks are monitored by the Risk Management Area which uses a specific system to calculate the “VAR -Value at Risk”, and they are permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board’s risk management strategy by determining the position and exposure limits. At June 30, 2007 the Value at Risk (VAR) of the financial assets and liabilities, for one year, with a 95% confidence rating, represents R$77,455, representing 2.96% of shareholder equity (non reviewed by auditors).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

a. Exchange rate risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency, with same interest rates, and by derivative financial instruments, such as rate swaps (dollar to CDI), interest rate swap contracts (Libor to pre-fixed or vice-versa) and future market agreements, in addition to foreign receivables from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars, Euros and Pounds), as a form of mitigating exchange rate risk over operating and financial assets and liabilities and expected transactions recorded under financial results and gross margin.
The nominal value of these contracts is not recorded in the financial statements.

The realized income of future contracts, for the year ended June 30, 2006, generated a gain of R$1,002 (R$22,487 in 2006), and the amount of R$22,163 was accounted for as financial income in “Monetary Variations Asset”, and the amount of R$22,265 as operating income in “Gross operating revenue”.

The results of the operations in the currency futures market realized and not financially settled and the daily adjustments of currency futures contracts on the Future and Commodities Exchange - BM&F are recorded in the financial statements as “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”.

The unrealized income of futures operations entered into is not recognized in the financial statements. These contracts, as from December 2006, are segregated and defined as operating or financial, in accordance with the item to be protected. The amount of these contracts, if recorded as of June 30, 2007, would result in an expense of R$3,626 in the financial expense and an income of R$94,004 in the operating income.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:

	June	March
Assets and liabilities in foreign currency	30, 2007	31, 2007

Cash and cash equivalents and short-term investments	1,972,004	2,187,620
Amounts receivable from futures contracts	23,540	26,260
Trade accounts receivable	192,653	236,822
Suppliers	(28,208)	(28,905)
Loans and financing	(2,459,362)	(2,681,356)
Amounts payable for futures contracts	(17,978)	(15,162)
Swap contracts (dollar for CDI (*))	15,604	18,890

	(301,747)	(255,831)

(*) Interbank deposit interest.

Consolidated hedge contracts outstanding at June 30, 2007 with their respective payment schedules are as follows:

		Maturity

	Position
	06/30/2007	2007	2008
Derivative contracts
Currency swap contracts
Base value - R$	15,604	11,997	3,607
Base value - US$	5,255	4,040	1,215
Receivables/payables
Asset	-	-	-
Liability	(13,371)	(10,009)	(3,091)
Futures contracts
Short position- US$	447,500	447,500	-
Long position - US$	120,000	120,000	-
Short position - Euro	201,176	201,176	-
Long position - Euro	86,176	86,176	-
Short position - GPB	91,527	91,527	-
Long position - GPB	41,527	41,527	-

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b. Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

c. Grain purchase price risks

The Company’s operations are exposed to the volatility in grain prices (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains its risk management strategy, operating through physical control, which includes purchasing grain at fixed prices and prices to be fixed. The Company has a Grains Committee, composed of the chief executive officer and financial and operational executives, whose aim is to discuss and decide on the company’s strategies and positioning with respect to the various risk factors that impact the operating results.

d. Estimated market values

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of June 30, 2007 and March 31, 2007:

• Cash and cash equivalents - The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

· Short-term financial investments - The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts.

· Accounts receivable and payable - The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

· Short and long-term loans and financing - The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

· Exchange and interest rate swap contracts - The fair values of exchange and interest rate swap contracts were estimated based on market quotations for comparable contracts.
As of June 30, 2007 the contracted amounts in force totaled R$1,139,655 (R$929,185 at March 31, 2007) and the valuation of these contracts to fair value would result in losses of R$22,766 in the period ended June 30, 2007 (loss of R$44,219 in the same period of 2006) of which R$21,811 as financial result andR$955 as operating result. The effective cash settlements of the contracts occur on the respective maturities of each agreement. The Company does not intend to settle these contracts before their maturity.

The market values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of June 30, 2007 and March 31, 2007 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be raded between interested parties under current market conditions.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
	Consolidated
	June 30, 2007		March 31, 2007
	Book	Market	Book	Market
	value	value	value	value
Cash and cash equivalents	199,621	199,621	159,345	159,345
Short and long-term investments - Local currency	425,911	425,911	401,522	401,522
Short and long-term investments - Foreign currency	1,878,110	1,878,110	2,095,810	2,095,810
Trade accounts receivable	370,187	370,187	394,817	394,817
Loans and financing	3,615,424	3,607,956	3,854,704	3,881,531
Suppliers	470,978	470,978	506,172	506,172
Futures contracts, net	5,562	5,562	11,098	11,098

e. Financial indebtedness

	Consolidated

		June 30, 2007			March 31, 2007

		Currency			Currency

	Local	Foreign	Total	Local	Foreign	Total
Assets
Cash and cash equivalents	105,727	93,894	199,621	67,535	91,810	159,345
Short-term investments	288,358	1,878,110	2,166,468	269,153	2,095,810	2,364,963
Accounts receivable from future contracts	-	23,540	23,540	-	26,260	26,260
Total current assets	394,085	1,995,544	2,389,629	336,688	2,213,880	2,550,568
Long-term investments	137,553	-	137,553	132,369	-	132,369
Total long-term assets	137,553	-	137,553	132,369	-	132,369
Total Financial Assets	531,638	1,995,544	2,527,182	469,057	2,213,880	2,682,937
Liabilities
Short-term financing	365,276	625,585	990,861	343,886	750,977	1,094,863
Accounts paybles from future contracts	-	17,978	17,978	-	15,162	15,162
Swap contracts - Short-term	11,997	(11,997)	-	12,453	(12,453)	-
Total current liabilities	377,273	631,566	1,008,839	356,339	753,686	1,110,025
Long-term Financing	790,786	1,833,777	2,624,563	829,462	1,930,379	2,759,841
Swap contracts - long-term	3,607	(3,607)	-	6,437	(6,437)	-
Total noncurrent liabilities	794,393	1,830,170	2,624,563	835,899	1,923,942	2,759,841
Total Financial liabilities	1,171,666	2,461,736	3,633,402	1,192,238	2,677,628	3,869,866
Net debt	(640,028)	(466,192)	(1,106,220)	(723,181)	(463,748)	(1,186,929)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

23 Insurance

The Company and its subsidiaries adopt insurance engagement policy at levels that Management considers adequate to cover risks resulting from the claims of its assets. Due to the characteristics of multilocated operations, Management engages its policies with a limit of maximum loss possible in the same event, with amounts calculated based on risk inspections and potential losses. The policies engaged guarantee coverage against fire, general civil liability, windstorms, disorders and electric damage, as well as insurance for merchandise transport, personal and vehicle damage. The amount currently insured provides for the comprehensive coverage of the Company’s fixed assets.

The assumptions adopted, given their nature, are not part of the scope of a review of financial statements and, accordingly, they were not examined by our independent auditors.

24 Private pension plan

a. Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution pension plan for employees, managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security.
The supplementary benefit is updated annually by the National Consumer Price Index (INPC).

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

At June 30, 2007 the Foundation had a total of 19,898 participants (20,125 at March 31, 2007), of which 16,131 were active participants (16,386 at March 31, 2007).

The Parent contributions totaled R$990 and 994 for the period ended June 30, 2007 and June 30, 2006 respectively and the consolidated totaled R$ 1,019 and R$ 1,030 respectively.

b. Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries.
As from January 1, 2007 these plans are only available to employees earning over R$1,800 per month. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at June 30, 2007 and 2006 totaled R$648 and R$1,336 respectively. As of June 30, 2007 this plan had 8,627 participants (9,125in March 31, 2007).

25 Additional information

a.	Statement of cash flow
		Parent company		Consolidated
		June	June	June	June
		30, 2007	30, 2006	30, 2007	30, 2006

	Net income for the period	201,156	84,764	205,549	83,937
	Adjustments to reconcile net income to cash generated by
	operating activities:
	Variation in minority interest	-	-	(268)	235
	Accrued interest, net of paid interest	(34,799)	36,820	(124,925)	3,924
	Depreciation, amortization and depletion allowances	144,447	109,099	145,209	109,337
	Amortization of Goodwill in acquisition of investments	10,386	13,139	10,386	13,139
	Investment Subsidy	10,575	-	10,575	-
	Equity in income of subsidiaries	3,099	(73,765)	89,631	645
	Deferred taxes	55,545	(25,404)	57,802	(25,521)
	Contingencies	(151)	4,873	197	3,984
	Disposal of permanent assets	1,505	4,532	1,550	5,098

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	June	June	June	June
	30, 2007	30, 2006	30, 2007	30, 2006
Variation in operating assets and liabilities
Inventories	(119,209)	(165,404)	(90,907)	(224,862)
Recoverable taxes and others	57,511	(9,363)	(35,229)	(23,892)
Judicial deposits	(7,517)	(725)	(7,623)	(725)
Suppliers	(24,471)	(33,985)	(32,307)	(33,909)
Advances from customers	(183,660)	573,755	-	-
Taxes payable, salaries payable and others	(54,220)	(70,732)	(55,351)	(50,747)
Net cash generated by operating activities	343.589	561,910	494.422	16.816
Investment activities
Funds from the sale of permanent assets	2,790	544	2,790	572
Investments in subsidiaries	(12)	(1,000)	-	-
Purchase of property, plant and equipment	(349,476)	(484,955)	(352,572)	(489,036)
Portion paid in the acquisition of a subsidiary, net of cash	-	(485)	-	(485)
Short-term investments	(24,098)	(552,701)	(1,489,358)	(2,602,723)
Redemption of investments	1,860	548,362	1,398,041	2,414,338
Net cash from investment activities	(368,936)	(490,235)	(441,099)	(677,334)
Loans received	211,511	647,035	1,399,107	1,799,420
Loans repaid	(227,672)	(516,268)	(1,428,631)	(925,954)
Dividends paid	(62,996)	(127,290)	(57,831)	(127,290)
Loans with subsidiaries	92,213	4,882	-	-
Sale of treasury share	463	-	463	-
Acquisition of treasury chare	(879)	-	(879)	-
Net cash from loans	12,640	8,359	(87,771)	746,176
Cash at beginning of period	200,177	148,716	234,069	196,306
Cash at end of period	187,470	228,750	199,621	281,964
Net decrease in cash	(12,707)	80,034	(34,448)	85,658

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b.	Statement of consolidated added value

		Consolidated

		June, 30 2007	June 30, 2006

	Revenues/income	4,394,836	3,550,737

	Revenues generated by operations	4,419,204	3,463,058
	Sale of products, goods and services	4,419,204	3,463,058

	Income from third parties	(24,368)	87,679

	Other operating results	(1,240)	(7,311)
	Financial income	67,009	101,899
	Equity pickup	(89,631)	(645)
	Other nonoperating results	(506)	(6,264)

	Raw materials acquired from third parties	(2,078,713)	(1,695,195)
	Services rendered by third parties	(819,943)	(700,214)

	Added value to be distributed	1,496,180	1,155,328

	Distribution of added value
	Human resources	575,411	490,597
	Interest on third-party capital	(40,642)	37,419
	Government	601,442	418,465
	Shareholders (dividends)	59,460	50,000
	Retention	300,509	158,847

	Depreciation/amortization/depletion	155,595	122,476
	Retained profits	146,088	33,938
	Others	(1,174)	2,433

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Officers

Gilberto Tomazoni	Chief Executive Officer
Adriano Lima Ferreira	Chief Financial Officer
Alexandre de Campos	International Sales Director
Alfredo Felipe da Luz Sobrinho	Director of Institutional Relations, Sustainability
and Legal Matters
Antonio Paulo Lazzaretti	Technology and Quality Guarantee Director
Artêmio Listoni	Bovine Activities Director
Eduardo Nunes de Noronha	Human Resources and Management Director
Ernest Sícoli Petty	Supply Director
Flávio Luís Fávero	Regional Production Director
Gilberto Meirelles Xandó Baptista	Internal Market Commercial Director
Guilhermo Henderson Larrobla	International Sales Director
José Augusto Lima de Sá	International Relationships Director
Osório Dal Bello	Farming Technology Director
Paulo Francisco Alexandre Striker	Logistics Director
Ricardo Fernando Thomas Fernandes	Grain Purchase Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Poultry Production Director
Sérgio Carvalho Mandin Fonseca	National Sales Director
Valmor Savoldi	Planning, Logistics and Supplies Director
Welson Teixeira Junior	Investor Relations Director
Gustavo Teixeira de Freitas	Giovanni F. Lipari Accountant
Controllership Manager	CRC 1SP201389/0-7-S-SC

Sadia S.A.

Board of Directors

Walter Fontana Filho
Chairman

Eduardo Fontana d'Avila
Member

Alcides Lopes Tápias
Member

Diva Helena Furlan
Member

Everaldo Nigro dos Santos
Member

Francisco Silverio Morales Cespede
Member

José Marcos Konder Comparato
Member

Luiza Helena Trajano Inácio Rodrigues
Member

Marcelo Fontana
Member

Norberto Fatio
Member

Vicente Falconi Campos
Member